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EXHIBIT 8

SUBSIDIARIES OF XYRATEX

Subsidiary	Jurisdiction of Incorporation

Xyratex Technology Limited	United Kingdom
Xyratex Holdings Inc.	United States
Xyratex International Inc.	United States
Xyratex (Malaysia) Sdn Bhd	Malaysia

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EXHIBIT 8